UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: January 14, 2016
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom appoints Christopher Schlaeffer as Chief Digital Officer

Amsterdam (January 14, 2016) - VimpelCom Ltd. (NASDAQ: VIP), a leading global provider of telecommunications services headquartered in Amsterdam and serving over 217 million customers across 14 countries, today announces the appointment of Christopher Schlaeffer as Chief Digital Officer, effective January 17, 2016.

Christopher will be responsible for driving VimpelCom’s transformation into an open digital model and new ecosystem for the industry, supporting the development of new digital services and telecom propositions for customers, as well as leading the group’s global commercial functions.

Commenting on the appointment, VimpelCom CEO, Jean-Yves Charlier, said: “I am delighted that Christopher will be joining us to drive our digital transformation forward as we introduce compelling new products and propositions to our customers. His extensive industry expertise and entrepreneurial experience will make a significant contribution to our transformation program to reinvent VimpelCom and we look forward to having him on the team. Christopher’s arrival has been strategically timed with the opening of our new global Digital division in London, which will focus on digital development and innovation for the VimpelCom group.”

Christopher joins VimpelCom from his role as Founder and Chief Executive Officer of two tech startups in Berlin and London. Prior to that, Christopher was with Deutsche Telekom for 12 years as the group´s Chief Product and Innovation Officer, Corporate Development Officer (with responsibility for Technology, IT, Innovation, R&D, and Venture Capital), Chief Strategy Officer and Chief Marketing Officer of the mobile division. He also served as a Member of the Executive Operating Board and played a key role in Deutsche Telekom’s transformation.

Christopher said: “I am honored to join VimpelCom and very much look forward to working with the global teams on a new offering for its 217 million customers. VimpelCom’s footprint across the emerging markets has access to so much untapped potential and digital brings tremendous opportunity to impact the lives of consumers in these markets. We have exciting possibilities ahead to bring innovative new products and services to 10% of the world’s consumers, across the countries in which VimpelCom operates.”

Christopher holds a Master’s degree from the Vienna University of Economics and is recognized as a “Young Global Leader” by the World Economic Forum.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2015 VimpelCom had 217 million mobile customers and 5.8 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP).

Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)